FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section
30(f) of the Investment Company Act of 1940

____Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.  See Instruction 1(b)

1.     Name and Address of Reporting Person

       Hugen, Richard L.
       425 Corporate Circle
       Golden, CO 80401

2.     Issuer Name and Ticker or Trading Symbol

       UQM Technologies, Inc. (UQM)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

       N/A

4.     Statement for Month/Year

       February, 2002

5.     If Amendment, Date of Original (Month/Year)

       February, 2002

6.     Relationship of Reporting Person to Issuer

       Officer: Vice President Marketing and Sales

TABLE I-Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1.   Title of Security (Instr. 3)

       Line 1 - Common Stock

2.  Transaction Date (Month/Day/Year)

     Line 1 - N/A

3.  Transaction Code (Instr. 8)

     Line 1 - N/A

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

     Line 1- N/A

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   1,670 Shares

6.  Ownership Form: Direct (D) or Indirect (I) (Instr. 4)

     All Holdings are Direct

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

     N/A

TABLE II-Derative Securities Acquired, Disposed Of, or Beneficially Owned

          (e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1.  Title of Derivative Security (Instr. 3)

      Line 1 - Call Option

      Line 2 - Call Option

      Line 3 - Call Option

2.  Conversion or Exercise Price of Derivative Security

      Line 1 - $4.15 Per Share

      Line 2 - $4.15 Per Share

      Line 3 - $4.15 Per Share

3.  Transaction Date (Month/Day/Year)

     Line 1 - February 8, 2002

     Line 2 - February 8, 2002

     Line 3 - February 8, 2002

4. Transaction Code (Instr. 8)

      Line 1 - Code: A; V: Voluntary

      Line 2 - Code: A; V: Voluntary

      Line 3 - Code: A, V: Voluntary

5. Number of Derivative Securities Acquired (A) or Disposed of (D)      (Instr. 3, 4 and 5)

      Line 1 - A: 1

      Line 2 - A: 1

      Line 3 - A: 1

6. Date Exercisable and Expiration Date (Month/Day/Year)

      Line 1 - Date Exercisable: February 8, 2003; Expiration Date: February 7, 2012

      Line 2 - Date Exercisable: February 8, 2004; Expiration Date: February 7, 2012

      Line 3 - Date Exercisable: February 8, 2005; Expiration Date: February 7, 2012

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

      Line 1 - Title: Common Stock; Amount: 11,666 Shares

      Line 2 - Title: Common Stock; Amount: 11,667 Shares

      Line 3 - Title: Common Stock; Amount: 11,667 Shares

8. Price of Derivative Security (Instr. 5)

      Line 1 - N/A

      Line 2 - N/A

      Line 3 - N/A

9. Number of Derivative Securities Beneficially Owned at End of Month
      (Instr. 4)

      Call Options on 70,633 Shares

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
      (Instr. 4)

      70,633 Shares Direct

11. Nature of Indirect Beneficial Ownership (Instr. 4)

      N/A

Explanation of Responses: N/A

**Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/Richard L. Hugen                                        April 9, 2002
**Signature of Reporting Person                               Date